

Mail Stop 3720

August 21, 2008

Mindy A. Horowitz
Acting Chief Financial Officer
First Montauk Financial Corp.
Parkway 109 Office Center
328 Newman Springs Road
Red Bank, NJ  07701

**Re:    First Montauk Financial Corp.**
**Form 10-K for the Year Ended December 31, 2007, as amended**
**File No. 1-33656**

Dear Ms. Horowitz:

We have reviewed your supplemental response letter dated August 8, 2008 as well as your amendment filed August 8, 2008 and have the following comment.  As noted in our comment letter dated July 17, 2008, we have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 4

1. We note that in your amended Form 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year.  In our letter dated July 17, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.  Please tell us the factors you considered and highlight for us those factors that supported your conclusion.  In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or

current in its Exchange Act Reporting.  In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Exhibits 31.1 and 31.2

2.  We note your response to prior comment 2 and your revisions to the certifications. Please revise the introductory language of paragraph 4 in your certifications to include the appropriate reference to internal control over financial reporting. Refer to Item 601(b)(31) of Regulation S-K.  In this regard, you should specifically add the language "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)" immediately following your reference to "disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)."

3.  Similarly, revise your certifications in the Forms 10-Q for the quarterly periods ended June 30, 2008 and March 31, 2008 to comply with our prior comment 2 in the comment letter dated July 17, 2008 and our comment 2 above.

\* \* \* \*

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Kyle Moffatt
Accountant Branch Chief